Filed Pursuant to Rule 424(b)(3)

 Registration Statement No. 333-293952

Prospectus Supplement No. 7

(To Prospectus dated March 9, 2026)

Up to 42,307,692 American Depositary Shares Representing up to 1,057,692,300 Class A Ordinary Shares

Yimutian Inc.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 9, 2026 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-293952), as amended and supplemented. The Prospectus relates to the resale, from time to time, up to 42,307,692 American depositary shares (the “ADSs”), representing 1,057,692,300 Class A ordinary shares, par value of US$0.00001 per share, of Yimutian Inc. (the “Company”) issuable upon the conversion or otherwise pursuant to the terms of up to an aggregate principal amount of US$10,000,000 of senior convertible promissory note (the “Notes”) issued or issuable to the selling shareholder named in the Prospectus (the “Selling Shareholder”), pursuant to the terms of that certain securities purchase agreement, dated as of December 8, 2025 (the “Securities Purchase Agreement”), by and between the Company and the Selling Shareholder, from time to time and upon the terms and conditions thereof (assuming full conversion of the Notes and interest payments made in ADSs at a price of US$0.26 per share, the current floor price of the Initial Note). Each ADS represents 6,000 Class A ordinary shares.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ADSs are listed on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “YMT”. On September 14, 2026, the closing price for our ADSs on Nasdaq was US$2.20 per ADS.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 28 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 15, 2026.

Entry into Supplemental Agreements

On September 9, 2026, Yimutian Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), together with its wholly-owned subsidiary, Beijing Yimutian Network Technology Co., Ltd. (“Beijing Yimutian”), entered into two supplemental agreements to amend the consideration under the Equity Purchase Agreement and the Asset Purchase Agreement, each dated August 20, 2026, previously disclosed in the Company’s current report on Form 6-K dated August 25, 2026.

The revised consideration share numbers are calculated using the original U.S. dollar purchase prices and an adjusted price of US$2.192 per ADS. The calculation also uses the ratio as of September 9, 2026 of one ADS to 6,000 Class A ordinary shares, compared with one ADS to 375 Class A ordinary shares on the date of the original agreements.

Supplemental Agreement to the Equity Purchase Agreement

The Company and Beijing Yimutian entered into a Supplemental Agreement to the Equity Purchase Agreement (the “Equity Supplemental Agreement”) with Ning Zhang and Kuili Zhang (collectively, the “Sellers”) and Qingdao Xingongguan Holiday Hotel Co., Ltd. (“Qingdao Xingongguan”). The original Equity Purchase Agreement provides for the acquisition of control over 100% of the equity interests in Qingdao Xingongguan through a series of variable interest entity (“VIE”) agreements.

Based on the original purchase price of US$5,800,000 and the adjusted ADS price and ratio described above, the Equity Supplemental Agreement provides for an additional 5,912,556,816 Class A ordinary shares, increasing the consideration shares from 9,963,353,184 to 15,875,910,000, equivalent to 2,645,985 ADSs at the revised ratio. The original and additional consideration shares are allocated 90% to Ning Zhang and 10% to Kuili Zhang.

Supplemental Agreement to the Asset Purchase Agreement

The Company and Beijing Yimutian entered into a Supplemental Agreement to the Asset Purchase Agreement (the “Asset Supplemental Agreement”, together with the Equity Supplemental Agreement, the “Supplemental Agreements”) with Zhaodong Guohe Animal Husbandry Co., Ltd. (“Zhaodong Guohe”). The original Asset Purchase Agreement provides for the acquisition of certain land, buildings and equipment assets located in Zhaodong, Suihua, Heilongjiang Province, the People’s Republic of China (the “PRC”).

Based on the original purchase price of US$21,161,390 and the adjusted ADS price and ratio described above, the Asset Supplemental Agreement provides for an additional 21,572,064,625 Class A ordinary shares, increasing the consideration shares from 36,351,449,375 to 57,923,514,000, equivalent to 9,653,919 ADSs at the revised ratio.

The foregoing descriptions of the Equity Supplemental Agreement and the Asset Supplemental Agreement are qualified in their entirety by reference to the full text of the English translations of such agreements, which are filed as Exhibits 10.1 and 10.2 to the Report on Form 6-K that the Company filed with the SEC on September 15, 2026, respectively, and are incorporated herein by reference.